GLOBAL CONDIMENTS, INC

415 East Calder Way

State College, PA

(814) 237-0134

June 26, 2013

Mr. Andrew D. Mew

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:       Global Condiments, Inc.

SEC Comment Letter dated June 25, 2013

File No. 333-164285

Dear Mr. Mew:

Your comment letter asked for responses to the following:

1)	Comment

Please amend your filing to provide your chief executive and financial officer certifications. Note that paragraphs 1 and 2 of the certifications may not be omitted under any circumstances.

Answer

We have amended our filing to include the officer certifications.

2)	Comment

We note your Form NT 10-Q filed on May 15, 2013 stated you were seeking new auditors to complete the review of your financial statements for the interim period ended March 31, 2013. Please tell us what consideration was given to reporting the engagement of new auditors under Item 4.01(b) of Form 8-K. See also Item 304(a)(2) of Regulation S-K.

Answer

We respectfully direct your attention to Form 8-K filed on May 30, 2013 which we believe addresses the required disclosures under Item 4.01(b) of Form 8-K and Item 304(a)(2) of Regulation S-K.

Additionally, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles C. Herlocher II

Charles C. Herlocher II

President